Teva Presents Data for Investigational Short-Acting Beta-Agonist Inhaler (Albuterol MDPI) at
2014 Annual Scientific Meeting of the American College of Allergy, Asthma & Immunology

Late Stage Data from Multiple Studies Showcase Safety and Efficacy Profile

Jerusalem, November 7, 2014 – Teva Pharmaceutical Industries Ltd., (NYSE: TEVA) today announced that four company-sponsored abstracts evaluating the safety and efficacy of albuterol multi-dose dry-powder inhaler (MDPI), an investigational breath-actuated, dry-powder, short-acting beta-agonist (SABA), will be presented at the 2014 Annual Scientific Meeting of the American College of Allergy, Asthma & Immunology (ACAAI) in Atlanta, Georgia on November 6-10, 2014.

“We are extremely pleased by the albuterol MDPI data that is being presented at ACAAI this year,” said Tushar Shah, MD, Senior Vice President, Teva Global Respiratory Research and Development. “It is our hope that, if approved, albuterol MDPI will fill an unmet need in the asthma and reversible bronchospasm marketspace by providing patients with an inhalation-driven, multi-dose dry-powder inhaler that helps eliminate the need to coordinate inhalation with actuation.”

The following albuterol MDPI data will be presented during poster sessions on Saturday, November 8 from 3:30-4:30 p.m. and Sunday, November 9 from 7:30-8:30 a.m. in Hall A-1 of the Georgia World Conference Center at the 2014 ACAAI Annual Scientific Meeting:

•	P76: Cumulative Dose Comparison of the Efficacy and Safety of Albuterol-Multidose Dry-Powder Inhaler and Albuterol-Hydrofluoroalkane Metered-Dose Inhaler in Adults with Asthma

P56: A Novel Albuterol-Multidose Dry-Powder Inhaler in Adult and Adolescent Patients with Exercise-Induced Bronchoconstriction: A Single-Dose Study

•	P74: Efficacy of Albuterol-Multidose Dry-Powder Inhaler Versus Placebo in Subjects 12 Years of Age and Older with Persistent Asthma

•	P73: Albuterol-Multidose Dry-Powder Inhaler in Patients 12 Years and Older with Persistent Asthma: 12 and 52 Week Safety

All abstracts will be published in a supplement to the November issue of Annals of Allergy, Asthma & Immunology, ACAAI’s scientific journal.

In July 2014, the U.S. Food and Drug Administration accepted for review the new drug application submitted by Teva for albuterol MDPI with FDA Regulatory Action expected in March 2015. The submission was based on data from eight clinical studies that evaluated the safety and efficacy of albuterol MDPI in adults and adolescents (12 years of age and older) with asthma and EIB. If approved, albuterol MDPI would become the first breath-actuated, dry-powder, symptomatic, and rescue inhaler available to asthma patients in the US.

The studies to be presented compare the safety and efficacy of albuterol MDPI to albuterol hydrofluoroalkane (HFA) metered-dose inhaler and to placebo. The safety profile of albuterol MDPI in these studies was comparable to both the placebo and albuterol HFA and consistent with that of the well-characterized profile of albuterol in subjects with asthma. Additional data regarding the use of albuterol MDPI for exercise-induced bronchoconstriction (EIB) in adolescents and adults with a history of the condition will also be presented.

About Asthma

Asthma is a chronic (long-term) disease of inflammation of both the large and small airways of the lung, characterized by symptoms of wheezing and coughing. Asthma causes recurring periods of wheezing (a whistling sound when you breathe), chest tightness, shortness of breath and coughing that often occurs at night or early in the morning. Without appropriate treatment, asthma symptoms may become more severe and result in an asthma attack, which can lead to hospitalization and even death.

About Teva

Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) is a leading global pharmaceutical company, committed to increasing access to high-quality healthcare by developing, producing and marketing affordable generic drugs as well as innovative and specialty pharmaceuticals and active pharmaceutical ingredients. Headquartered in Israel, Teva is the world’s leading generic drug maker, with a global product portfolio of more than 1,000 molecules and a direct presence in approximately 60 countries. Teva’s Specialty Medicines businesses focus on CNS, respiratory, oncology, pain, and women’s health therapeutic areas as well as biologics. Teva currently employs approximately 45,000 people around the world and reached $20.3 billion in net revenues in 2013.

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